EXHIBIT 99.1

VIZSLA SILVER TO RESTART LIMITED OPERATIONS AT PANUCO

NYSE: VZLA     TSX: VZLA

VANCOUVER, BC, Jan. 20, 2025 /CNW/ - Vizsla Silver Corp. (NYSE: VZLA) (TSX: VZLA) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") announces that it has resumed limited operations at its Panuco silver-gold project (the "Project" or "Panuco") to progress work on a test mine and to advance towards a feasibility study.

Michael Konnert, President and CEO of Vizsla Silver, commented, "Our top priority is to ensure the safety and well-being of our employees and contractors as they return to work." Mr. Konnert continued, "Our team, led by our Chief Operating Officer, Simon Cmrlec, has been working diligently to complete a detailed investigation at the site of the accident which remains shut down for the time being.  We have implemented an action plan which includes a comprehensive inspection of work sites prior to each being restarted as well as a full re-induction of our employees and contractors."

The Company expects to resume exploration activities at Panuco within the next week.

Michael Konnert, President and Chief Executive Officer

Tel: (604) 364-2215

Email: info@vizslasilver.ca

Website: www.vizslasilvercorp.ca

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward–Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward–looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward–looking statements or information. These forward–looking statements or information relate to, among other things: progressing work towards a test mine and to advance a feasibility study; and the expected resumption of exploration activities.

Forward–looking statements and forward–looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla Silver, future growth potential for Vizsla Silver and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla Silver's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla Silver's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward–looking statements or forward-looking information and Vizsla Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; and the factors identified under the caption "Risk Factors" in Vizsla Silver's management discussion and analysis. Readers are cautioned against attributing undue certainty to forward–looking statements or forward-looking information. Although Vizsla Silver has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla Silver does not intend, and does not assume any obligation, to update these forward–looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

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SOURCE Vizsla Silver Corp.

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%CIK: 0001796073

CO: Vizsla Silver Corp.

CNW 09:00e 20-JAN-25